October 12, 2007

VIA EDGAR

Christian N. Windsor

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	The PNC Financial Services Group, Inc.
Definitive 14A
Filed March 23, 2007
File No. 01-9718

Dear Mr. Windsor:

In connection with the filing referenced above, The PNC Financial Services Group, Inc. is continuing to review the comments provided by the SEC in its letter dated August 21, 2007. Based on our earlier discussions, PNC respectfully requests additional time to complete its response. PNC intends to provide its responses to this letter by Friday, October 26, 2007.

Thank you for your assistance and cooperation throughout this process, and please contact me at 412-762-1901 with any questions.

Best regards,

/s/ George P. Long, III
George P. Long, III
Senior Counsel and Corporate Secretary

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